Exhibit 99.20
     ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of November 14, 2006 (this “Agreement”), by and among Bain Capital Fund IX, L.P. (“Bain”), KKR 2006 Fund L.P. (“KKR”), ML Global Private Equity Fund, L.P. (“ML” and together with Bain, and KKR, the “Sponsors”)), Frisco, Inc. and Frisco Partners (together with Frisco, Inc., the “Frisco Entities”).
     WHEREAS, each of the Sponsors is party to an equity commitment letter (the “Equity Commitment Letters”), dated as of July 24, 2006, with Hercules Holding II, LLC (“Parent”) pursuant to which the Sponsors have agreed, subject to the terms and conditions set forth in the respective Equity Commitment Letters, to purchase a portion of the equity of Parent for an aggregate purchase price of $4,500,000,000, initially allocated among the Sponsors in accordance with Schedule A to such Equity Commitment Letters;
     WHEREAS, the Frisco Entities are party to a rollover equity letter (the “Rollover Letter”), dated as of July 24, 2006, with Parent pursuant to which the Frisco Entities have agreed, subject to the terms and conditions set forth in the Rollover Letter, to transfer and contribute to Parent immediately prior to the Effective Time 15,686,275 Shares in the aggregate immediately prior to the Effective Time;
     WHEREAS, each of the Frisco Entities and the Sponsors is party to an Interim Investors Agreement, dated as of July 24, 2006 (as the same may be amended from time to time, the “Interim Investors Agreement”), by and among Parent, the Sponsors, the Frisco Entities and the other investors party thereto;
     WHEREAS, the Interim Investors Agreement and each of the Equity Commitment Letters each provide that the Sponsors may transfer, subject to the terms and conditions set forth therein, certain of their respective obligations to purchase equity of Parent at the Effective Time; and
     WHEREAS, each of the Sponsors desires to assign, and the Frisco Entities desire to assume, a portion of such Sponsor’s obligations under its respective Equity Commitment Letter and under the Interim Investors Agreement as further provided herein.
     NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and intending to be legally bound, the parties hereto agree as follows:
     SECTION 1. Definitions. Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of July 24, 2006 (as it may be amended from time to time), by and among Parent, Hercules Acquisition Corporation and HCA Inc.
     SECTION 2. Assignment and Assumption. Each of the Sponsors hereby assigns to the Frisco Entities (to be allocated among the Frisco Entities as they determine in their sole discretion), and the Frisco Entities hereby jointly and severally accept each such assignment and assume (i) that portion of the rights and obligations of such Sponsor under its Equity Commitment Letter relating to the commitment of such Sponsor, subject to the conditions set forth in such Equity Commitment Letter, to purchase a portion of the equity of Parent as of the Effective Time for the purchase price equal to the dollar commitment set forth next to such

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Sponsor’s name on Schedule A (each, an “Assigned Commitment”), and (ii) the corresponding rights and obligations under Sections 2.8 and 2.10 of the Interim Investors Agreement in respect of the Assigned Commitments as a result of the assignment and assumption pursuant to clause (i) above. The obligations of the Frisco Entities to provide the amounts required in respect of the Assigned Commitments may be satisfied through (i) the payment to Parent in cash of all or any portion of such amounts, and/or (ii) the transfer, contribution and delivery to Parent of Shares (with a deemed per share value equal to the Merger Consideration). Except as modified hereby, the rights and obligations of the Sponsors under their respective Equity Commitment Letters and the Interim Investors Agreement shall remain in full force and effect.
     SECTION 3. Back-Stop Guarantee. The Frisco Entities acknowledge that the Sponsors have executed limited guarantees in favor of the Company in connection with the execution of the Merger Agreement (each, a “Limited Guarantee”), which, under the terms thereof, are the sole remedy of the Company and its subsidiaries against the Sponsors or any of their respective stockholders, partners, members, directors, officers or agents for any losses suffered as a result of the failure of the Merger to be consummated. The Frisco Entities jointly and severally agree to contribute (promptly after demand) to the amount paid or payable by the Sponsors (or any of them) in respect of the Limited Guarantees so that the Frisco Entities will have paid an amount (exclusive of any amounts paid under that limited guaranteed, dated as of July 24, 2006, entered into by the Frisco Entities in favor of the Company (the “Frisco Limited Guarantee”)), in the aggregate, equal to the product of the aggregate amount paid or payable under all of the Limited Guarantees multiplied by a fraction of which the numerator is $100 million and the denominator is $4.5 billion. Any such amount paid under this Section 3 by either Frisco Entity shall be paid pro rata among the Sponsors in proportion to the amount of the Assigned Commitment assigned by such Sponsor under this Agreement. For the avoidance of doubt, it is understood and agreed that (i) each of the Sponsors shall be entitled to enforce the provisions of this paragraph; and (ii) the obligations of the Frisco Entities under this Section 3 are in addition to, and shall in no way limit their obligation under, the Frisco Limited Guarantee.
     SECTION 4. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.
     SECTION 5. Counterparts. This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

BAIN CAPITAL FUND IX, L.P. By: BAIN CAPITAL PARTNERS IX, L.P., its general partner By: BAIN CAPITAL INVESTORS, LLC, its general partner
By:	/s/ Stephen G. Pagliuca
	Name:	Stephen G. Pagliuca
	Title:	Managing Director

KKR 2006 FUND L.P. By: KKR Associates 2006 L.P. Its General Partner By: KKR 2006 GP LLC The General Partner of KKR Associates 2006 L.P.
By:	/s/ Michael Michelson
	Name:	Michael Michelson
	Title:	Managing Director

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE LTD, its General Partner
By:	/s/ George A. Bitar
	Name:	George A. Bitar
	Title:	Managing Director
[signature page to Sponsor assignment]

FRISCO, INC.
By:	/s/ Thomas F. Frist, Jr.
	Name:	Thomas F. Frist, Jr.
	Title:	Authorized Person

FRISCO PARTNERS
By:	/s/ Thomas F. Frist, Jr.
	Name:	Thomas F. Frist, Jr.
	Title:	Authorized Person

[signature page to Sponsor assignment]

Acknowledged and Agreed: HERCULES HOLDING II, LLC
By:	/s/ Chris Gordon
	Name:	Chris Gordon
	Title:	President

[signature page to Sponsor assignment]

SCHEDULE A

Sponsor	Assigned Commitment
Bain Capital Fund IX, L.P.	$ 50,000,000.00
KKR 2006 Fund L.P.	$ 50,000,000.00
ML Global Private Equity Fund, L.P.	$ 50,000,000.00

Total	$150,000,000.00